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OMB Number 3235-0058
Expires March 31-2005
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SEC File Number 000-30285
CUSIP Number

United States Securities and Exchange Commission

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(check one)

---  Form 10-K

---  Form 20-F

---  Form 11-K

-X-  Form 10-Q

---  Form N-SAR

For Period Ended :  June 30, 2004

---  Transition Report on Form 10-K

---  Transition Report on Form 20-F

---  Transition Report on Form 11-K

---  Transition Report on Form 10-Q

---  Transition Report on Form N-SAR

For the Transition Period Ended: -------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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PART 1 – REGISTRANT INFORMATION

Full Name of Registrant:                 Energy Visions Inc.

Address of Principal Executive Office:   30 Pollard Street

City, State and Zip Code:                Richmond Hill, Ontario, L4B 1C3, Canada

PART II – RULES 12B-25(b) AND (c)

           (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

-X-        (b)  The subject annual report, semi-annual report, transition report, on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar

                day following the prescribed due date; or the subject

                quarterly report on Form 10-Q, or portion there of will be filed on or before the fifth calendar day following the

                prescribed due day; and

           (c)  The accountant’s statement or other exhibit required by

                Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

(State below in reasonable detail why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.)

The Registrant was unable to timely file the Report without unreasonable effort or expense due to delays in gathering the necessary information and due to financial statement presentation changes to comply with applicable accounting guidelines.

PART IV – OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

     Peter Searle                (416)                  284-4579

     ------------------      ------------        ---------------------

     (Name)                  (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment

     Company Act of 1940 during the preceeding 12 months (or for such shorter period that the registrant was required to file such reports)

     been filed?  If the answer is no, identify report(s).

                                                           -X- Yes  --- No

     ----------------------------------------------------------------

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          -x- Yes  --- No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect to report revenue of approximately $9,000 in the quarter ended June 30, 2004. In the comparative period in 2003 we reported no revenue. We expect to report a net cumulative loss of approximately $1,056,000 in 2004 as compared with a loss of approximately $927,000 in 2003. The principle reason for the increased loss is the reporting of the company’s equity interest in the results of Pure Energy Inc., 49.6% owned, a loss of approximately $407,000. There was no comparative item in the prior year. The company’s losses from normal operations declined from approximately $1,022,000 in 2003 to approximately $658,000 in 2004 reflecting lower expenditures in the current year on research and development activities which decreased approximately 46% from approximately $268,000 in 2003 to approximately $146,000 in 2004. Such reduction includes a recovery of approximately $128,000 upon the issue in the current quarter of common shares in settlement of past research and development services debt. Professional fees also decreased by approximately 65% from approximately $360,000 in 2003 to approximately $125,000 in 2004. The Company incurred only modest professional fees in the current period, and that period includes credit adjustments in respect of a fee settlement with the Company’s prior auditors and a lower than anticipated September 2003 audit fee. The prior period also included a one-time gain of $95,000 realized upon the sale of options in an unrelated company. There is no current year equivalent of such item.

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                                 SIGNATURE

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Energy Visions Inc.

(Name of Company)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: /s/ D. Wayne Hartford                    Date:  August 16, 2004

-------------------------------------    ------------------------------

D. Wayne Hartford

Title: Chief Executive Officer